    As filed with the Securities and Exchange Commission on February 20, 2003


                                FILE NO. 70-10100

                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549


                               AMENDMENT NO. 3 TO

                                    FORM U-1

                             APPLICATION-DECLARATION

                                      UNDER

                 THE PUBLIC UTILITY HOLDING COMPANY ACT OF 1935

                         ------------------------------

                             Allegheny Energy, Inc.
                      Allegheny Energy Supply Company, LLC
                              10435 Downsville Pike
                              Hagerstown, MD 21740

                     --------------------------------------

                             Allegheny Energy, Inc.
                              10435 Downsville Pike
                              Hagerstown, MD 21740

                    The Commission is requested to send copies of all notices, orders and communications in connection with this Application/Declaration to:

         Thomas K. Henderson, Esq.                            Debra J. Schnebel
         Vice President and General Counsel                   Jones Day
         Allegheny Energy, Inc.                               77 West Wacker
         10435 Downsville Pike                                Chicago, IL  60601
         Hagerstown, MD 21740





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     This Amendment No. 3 amends the Application/Declaration on Form U-1 in this proceeding, originally filed with the Securities and Exchange Commission on October 29, 2002 (File No. 70-10100), as amended by Amendment No. 1 filed on November 5, 2002 and Amendment No. 2 filed on December 20, 2002, as follows:

1. By amending the last full paragraph under the heading "Background Information" in Item 1.C. by inserting a new sentence at the end of said paragraph to read as follows:

     However, pursuant to the terms of the credit agreement to be entered into by Allegheny in connection with the proposed indebtedness to be incurred by Allegheny to repay existing indebtedness, Allegheny has agreed that it will not pay any dividends on other distributions in respect of its common stock.

2. By amending and restating the second full paragraph under the heading "Financing Authorization Requested" in Item 1. D. 1. to read as follows:

         Applicants require the ability to issue debt securities within the limitations set forth in the Financing Order. Such authorization will provide the Applicants with the ability to raise funds to meet their respective financial obligations. In addition, such authority provides Applicants with flexibility in the manner in which they raise funds in the capital markets and allows Applicants to adapt their financing strategies to market conditions at the time. Such authority will also provide Applicants with the ability to restructure their capital structures -- e.g., by refinancing short-term debt with long-term debt. AE Supply currently proposes to obtain approximately $2.1 billion of debt to refinance outstanding indebtedness (including indebtedness relating to the Springdale facility in the approximate amount of $270 million, $380 million of notes related to the St. Joseph facility and $10 million of indebtedness of Allegheny to be repaid by Allegheny from funds received as a dividend from AE Supply)1. Such amount includes approximately $470 million of additional debt to meet AE Supply's liquidity requirements. It is estimated that of this additional liquidity, approximately $40 million will be applied to complete construction of the Springdale facility, approximately $65 million will be used to pay suspension or termination costs relating to the St. Joseph facility and the remainder will be applied to fund financing fees and transaction expenses, payments to trading counterparties, collateral requirements, capital expenditures, refinancing requirements, working capital requirements and be available for payment of unbudgeted contingency amounts. It is anticipated at this time that approximately $1.9 billion of this debt will initially be secured by assets of AE Supply and its subsidiaries. In addition, Allegheny may issue up to $330 million of unsecured indebtedness to repay existing indebtedness, to the extent such debt is not repaid from funds received as a dividend from AE Supply. Applicants may also issue up to $2.55 billion aggregate principal amount of indebtedness (on a secured basis as and to the extent authorized pursuant to Supplemental Order or on an unsecured basis) to refinance, replace and substitute any indebtedness outstanding from time to time,2 provided in each case that the Revised Financing Conditions are met. Applicants request that the Commission reserve jurisdiction over the authorization of the issuance by the Applicants of any other debt securities authorized by the Financing Order at such time that the Financing Conditions set forth in the Financing Order are not satisfied.

3. By amending and restating the first full paragraph under Item 1. D. 2. "Dividends by AE Supply out of Capital or Unearned Surplus" to read as follows:

         The Financing Order authorizes the Other Subsidiaries to pay dividends out of capital and unearned surplus, to the extent permitted under applicable corporate law. Applicants hereby request authorization pursuant to Section 12(c) of the Act and Rule 46 thereunder for AE Supply to pay dividends 3 out of capital and unearned surplus of up to $500 million during the period ending December 31, 2003. Under the terms being negotiated with lenders, Allegheny and AE Supply expect that AE supply will be required at closing of the new lending facilities to pay a dividend of approximately $10 million to Allegheny. In addition, Allegheny and AE Supply expect that their respective agreements with lenders will require that proceeds of debt and equity issuances and asset sales will be shared by AE Supply and Allegheny bank group lenders, pro rata based upon the loan principal
         amounts outstanding at the two companies.   Accordingly, the dividend
         authority requested would permit AE Supply to make the dividend payments necessary to result in a full repayment of the approximately $330 million principal amount of bank borrowings expected to exist at the Allegheny level in the event of refinancing of AE Supply's debt, and partial payments as necessary upon asset sales or other issuances of indebtedness by AE Supply.

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         1 Allegheny currently has outstanding approximately $335 million borrowed under its bank facilities, $260 million of which came due on December 31, 2002, and $300 million of its 7.75% Notes due 2005. It is estimated that the bank facilities will be refinanced by Allegheny or repaid with proceeds of AE Supply's secured debt which will be paid as a dividend from AE Supply to Allegheny.

         2 After giving effect to the proposed issuance of approximately $2.1 billion of debt by AE Supply and approximately $330 million of debt by Allegheny, and the application of the proceeds thereof, Applicants will have approximately $2.55 billion outstanding under the authorization granted by the Commission in the Financing Order.

         3 Since AE Supply is a limited liability company, "dividend" shall include for this purpose any distribution by AE Supply in respect of its membership interests.
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         As of June 30, 2002, AE Supply had retained earnings of approximately
         $220 million. To the extent that AE Supply is required under generally accepted accounting principles to record any writedowns, impairment charges or other adjustments, AE Supply's retained earnings would be further reduced. Thus, the declaration and payment of the proposed dividends would be charged in whole or in part to capital and/or unearned surplus. Allegheny and AE Supply represent that AE Supply will not declare or pay any dividend out of capital or unearned surplus in contravention of any law restricting the payment of dividends. In addition, AE Supply will comply with the terms of any credit agreements and indentures that restrict the amount and timing of distributions by AE Supply to its members 4. Furthermore, Allegheny has filed as a confidential exhibit to this Application a letter of a financial advisor to Allegheny confirming that the financial projections attached as Exhibit H hereto are reasonable.

4. By amending and restating the first sentence of the seventh paragraph under
Item 1.D.2. "Dividends by AE Supply out of Capital or Unearned Surplus" to read as follows:

         AE Supply requests authorization to pay dividends through December 31, 2003 of up to $500 million, as described herein.

Furthermore, Amendment No. 3 amends the Application/Declaration by replacing in its entirety Exhibit H thereto and by adding a new Exhibit J, as set forth below:

H Financial Projections for Allegheny Energy, Inc. and Allegheny Energy Supply Company, LLC, including statement of assumptions underlying financial projections (revised) (Filed in paper under cover of Form SE; Confidential treatment requested pursuant to Rule 104(b), 17 CFR 250-104(b))

J        Letter of Financial Advisor to Allegheny
         (Filed in paper under cover of Form SE; Confidential treatment requested pursuant to Rule 104(b), 17 CFR 250-104(b))



                                    SIGNATURE

         Pursuant to the requirements of the Public Utility Holding Company Act of 1935, the Applicants have duly caused this Application to be signed on its behalf by the undersigned thereunto duly authorized.



Date: February 20, 2003

                                            Allegheny Energy, Inc.
                                            Allegheny Energy Supply Company, LLC


                                            By:       /s/ Thomas K. Henderson
                                                      --------------------------
                                            Title:   Vice President

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        4 Pursuant to the terms of the credit agreement to be entered into by
Allegheny in connection with the proposed indebtedness to be incurred by Allegheny to repay existing indebtedness, Allegheny has agreed that it will not pay any dividends or other distributions in respect of its common stock.